Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES CASH DIVIDEND
PAYABLE APRIL 16, 2012

(Calgary, March 12, 2012) /Marketwire/ - Pengrowth Energy Corporation today announced its April 16, 2012 cash dividend will be Cdn $0.07 per common share. The ex-dividend date is March 20, 2012. The dividend will be payable to all shareholders who hold shares on the record date of March 22, 2012.

The dividend of Cdn $0.07 per common share is equivalent to approximately U.S. $0.071 per common share using a Canadian/U.S. dollar exchange rate of Cdn$1.00:U.S.$1.01. The actual U.S. dollar equivalent of the dividend will be based upon the actual Canadian/U.S. dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes for U.S. residents who hold their Pengrowth shares in taxable accounts.

The above dividend has been designated as an “eligible dividend” for Canadian income tax purposes. Pengrowth’s dividends are also considered “qualified dividends” for U.S. income tax purposes.

Addition of Premium Dividend Component to Existing Dividend Reinvestment Plan

As previously announced, Pengrowth has added a Premium DividendTM to its existing Dividend Reinvestment and Optional Common Share Purchase Plan (the Plan) and has amended some of the other terms of the Plan. The amended plan is called the Premium Dividend™, Dividend Reinvestment and Optional Common Share Purchase Plan (the Amended Plan).

The Amended Plan provides eligible shareholders of Pengrowth with the opportunity to reinvest their dividends in new shares at a five percent discount to the average trading  price (as calculated pursuant to the Amended Plan) on the applicable dividend payment date, where  the new shares will, at the participant's election, either be:

•	credited to the participant's account under the dividend reinvestment (DRIP) component of the Amended Plan which will operate in essentially the same manner as the Plan; or

•
  for Canadian participants only, delivered to the designated Plan Broker and disposed of under the Premium Dividend™ component of the Amended Plan in exchange for a premium cash payment to the participant equal to 102 percent of the reinvested dividends.

In order to participate in either the DRIP component or the Premium Dividend™ component, an eligible shareholder must enroll, or be deemed to have enrolled, in the Amended Plan either directly (in the case of a registered shareholder) or through the broker, investment dealer, financial institution or other nominee who holds shares on the eligible shareholder's behalf.

A complete copy of the Amended Plan, together with a related series of answers to frequently asked questions are available on Pengrowth's website at www.pengrowth.com/investors/drip_information or can be obtained by calling Olympia Trust Company, Pengrowth’s transfer agent, at 1-888-353-3138 or Pengrowth Investor Relations at 1-888-744-1111.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s focus is on the development of conventional and unconventional resource-style plays in the Western Canadian Sedimentary Basin. Pengrowth’s projects include the Swan Hills (light oil) play in north-central Alberta, the Olds (light oil/gas) play in south-central Alberta, the Lindbergh (Steam Assisted Gravity Drainage) project in east-central  Alberta and the Bodo (EOR polymer) play in east-central Alberta. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111